AB 9/1/06

SECURI 06008642 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Walnut Street Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13045 Tesson Ferry Road
(No. and Street)

St. Louis (City) Missouri (State) 63128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petersen 732-326-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Walnut Street Securities, Inc. and subsidiary for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/1/2006
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 1st day of March, 2006

Notary Public

DANNETTE BAXTER
Notary Public of New Jersey
My Commission Expires January 9, 2011

WALNUT STREET SECURITIES, INC.
(SEC. I.D. No. 8-32772)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

**Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as of PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Walnut Street Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of Walnut Street Securities, Inc. (the "Company") and subsidiary as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Walnut Street Securities, Inc. and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2006

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 16,547,332
Cash and securities segregated pursuant to Federal regulations	5,885,380
Commissions and fees receivable	8,763,008
Receivable from brokers and clearing organizations	2,364,642
Securities owned, at market value	1,993,640
Prepaid expenses	3,196,392
Deferred tax asset	1,705,276
Other assets	1,009,700
TOTAL ASSETS	$ 41,465,370
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	8,803,246
Due to affiliates	11,713,336
Due to customers	616,825
Securities sold, not yet purchased	1,861
Accrued expenses and other liabilities	4,752,641
Total liabilities	25,887,909
STOCKHOLDER'S EQUITY	
Class A preferred stock, $100 par value; authorized 20,000 shares; issued and outstanding 20,000 shares	2,000,000
Class B preferred stock, $100 par value; authorized 65,000 shares; issued and outstanding 45,000 shares	4,500,000
Common stock, no par value; authorized 200,000 shares; issued and outstanding 200,000 shares	35,000
Additional paid-in capital	44,544,694
Accumulated deficit	(35,502,233)
Total stockholder's equity	15,577,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,465,370

See notes to consolidated statement of financial condition.

1. ORGANIZATION

Walnut Street Securities, Inc. ("WSS") is a wholly owned subsidiary of MetLife, Inc. WSS is a registered broker-dealer under the Securities Exchange Act of 1934 ("the 1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Walnut Street Advisers, Inc. ("WSA"), a wholly owned subsidiary of WSS, is a registered investment adviser under the Investment Advisers Act of 1940. The accompanying consolidated statement of financial condition includes the accounts of WSS and WSA (collectively the "Company").

The Company contracts with independent, licensed brokers to sell securities and other investment products, on a principal and agency basis, to retail (individual) investors.

The Company clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and Bear Stearns Securities Corp. ("Bear").

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company ("Metropolitan").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation and Consolidation—The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances have been eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Included as cash equivalents are $5,946,508 of short-term investments comprising of money market funds held at Bank of America and Pershing. Substantially all the remaining balance is cash on deposit with JP Morgan Chase and PNC Bank.

Cash and Securities Segregated Pursuant to Federal Regulations – The Company segregates cash and securities pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash and securities are held at JPMorgan Chase.

Income Taxes—The Company is a member of the consolidated federal income tax group established by MetLife, Inc. for its wholly owned subsidiaries. As a result, the Company's operations are included in the consolidated return and any computed taxes payable or receivable are due to or from the affiliates. The Company participates in a Tax Sharing Agreement with MetLife, Inc. The Company files separate State and local tax returns.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Fair Value of Financial Instruments—*SFAS* No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

All clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing and Bear pursuant to clearance agreements. At December 31, 2005, included in receivable from brokers and clearing organizations is $2,222,097 on deposit with the Company's clearing brokers in interest bearing accounts. Securities owned (other than limited partnership units) are held in the custody of Pershing or Bear. Pershing and Bear have the ability to pledge the securities in their custody. Limited partnership units are held in custody by the unit sponsor for the account of the Company.

The Company has agreed to indemnify Pershing and Bear for losses which may be sustained as a result of the failure of customers introduced by the Company to satisfy their obligations in connection with their securities transactions. The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2005, approximately $75,000 was receivable from NSCC.

4. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold But Not Yet Purchased
Certificate of deposit	$ 846,978	
Limited partnership units	162,000	
Other debt instruments	1,130	
Stocks, warrants and mutual funds	983,532	$ 1,861
	$ 1,993,640	$ 1,861

5. RELATED PARTY TRANSACTIONS

MetLife provides administrative, operations and support services and functions for the Company through facilities shared by other MetLife, Inc. subsidiaries. The Company reimburses MetLife for the costs of providing such administrative, operations and support services.

Due to affiliates represents reimbursements payable for administrative, operations and support services provided by MetLife.

6. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2005, the Company had net capital of $7,546,847 which was $7,296,847 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the net capital computation pursuant to agreements between the Company and the clearing brokers which require, among other things, the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

7. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

8. INCOME TAXES

The deferred tax asset recorded in the statement of financial condition as of December 31, 2005 primarily relates to deferred compensation and loss contingency reserves offset by deferred tax liabilities relating to depreciation.

The Company has not provided for a valuation reserve against the deferred tax asset as management has determined it is more likely than not that the deferred tax asset will be realized because the Company is a member of the consolidated federal income tax group of MetLife.

9. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is

sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife, Inc. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2005.

The NASD staff notified the Company that it has made a preliminary determination to file charges of violations of the NASD's and the SEC's rules against it. The pending investigation was initiated after the Company reported to the NASD that a limited number of mutual fund transactions processed by firm representatives and at the firm's and certain affiliates' consolidated trading desk, during the period April through December 2003, had been received from customers after 4:00 p.m., Eastern time, and received the same day's net asset value. The potential charges of violations of the NASD's and the SEC's rules relate to the processing of transactions received after 4:00 p.m., the firm's maintenance of books and records, supervisory procedures and responses to the NASD's information requests. Under the NASD's procedures, the Company has submitted a response to the NASD staff. The NASD staff has not made a formal recommendation regarding whether any action alleging violations of the rules should be filed. The Company continues to cooperate fully with the NASD.

In 2005, the State of Utah sued the Company in Utah state court alleging negligent supervision by the Company in connection with the unauthorized sale of now-worthless interests in another company by a former representative of the Company. The Company has answered the complaint and the parties are engaging in settlement discussions. The State also has threatened an administrative proceeding which could affect the Company's license.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition, have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the

Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing brokers provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

11. SUBORDINATED LIABILITIES

On November 14, 2002 the Company entered into a Subordinated Revolving Credit Agreement with Metropolitan Life Insurance Company which became effective on December 15, 2002. The agreement provides a revolving credit line to the Company not to exceed $10,000,000, and has a scheduled maturity date of December 15, 2007. The Company did not use this facility during the year ended December 31, 2005.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2006

Walnut Street Securities, Inc.
13045 Tesson Ferry Road
St. Louis, MO 63128

Dear Sir or Madam:

In planning and performing our audit of the consolidated financial statements of Walnut Street Securities, Inc. (the "Company") and subsidiary for the year ended December 31, 2005 (on which we issued our report dated March 1, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP